Exhibit 99.1

MATERIAL FACT

We announce that the Board of Directors Meeting of GERDAU S.A. held on January 19th, 2015, in accordance with its bylaws and CVM Instructions 10/80 and 268/97, decided to authorize the Company to acquire shares of its own issue.

Purposes: (i) to meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, (ii) held in treasury, (iii) cancellation or (iv) subsequent sale on the market.

The acquisitions will be carried out supported with cash from its existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction.

Number of shares to be acquired: up to 30,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB), representing in aggregate approximately 3.4% of the preferred shares comprising the free-float, which on December 31st, 2014 totaled 875,443,630 shares.

Acquisition period: as from the date hereof, January 19th, 2015, for a maximum period of three months, until April 17th, 2015.

The transactions will be carried out on the stock exchanges of São Paulo and New York, at market prices, through the intermediation of the following brokerages:

• Itaú Corretora de Valores S.A.

Avenida Faria Lima, 3.500, 3º andar, Itaim Bibi, São Paulo, SP;

• Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Avenida Paulista, 1.450, 7°andar, Bela Vista, São Paulo, SP; and

• Merrill Lynch, Pierce, Fenner & Smith Inc

Bank of America Tower One, Bryant Park 8th Floor, New York, NY, 10036.

Rio de Janeiro, January 19th, 2015.

Andre Pires de Oliveira Dias

Executive Vice-President

Investor Relations Officer